                                                 -------------------------------
                                                          OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be included in statements filed pursuant to Rule 13d-1(a)
            and Amendments thereto filed pursuant to Rule 13d-2(a)
                             (Amendment No. 5)/1/

                          GOOD TIMES RESTAURANTS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003821401
                     ------------------------------------
                                 (CUSIP Number)

      DARREN R. HENSLEY, ESQ., JACOBS CHASE FRICK KLEINKOPF & KELLEY LLC
   1050 SEVENTEETH STREET, STE. 1500, DENVER, COLORADO 80265  (303) 685-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 25, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                                Page 2 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

               THE BAILEY COMPANY, LLLP, IRS # 84-0584467
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               COLORADO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             846,512
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       846,512
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       846,512
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        38.9%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 3 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                THE ERIE COUNTY INVESTMENT CO., IRS #34-4227790
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                              -0-
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             888,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                -0-
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       861,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       888,292
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        40.9%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                    --------------------------------------
 CUSIP No. 0003821401                               Page 4 of 7 Pages
----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

               PAUL T. BAILEY
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
 3             SEC USE ONLY


--------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

--------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                             60,700
                   ------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                             888,292
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                               60,700
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                       861,192
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       948,992
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        43.7%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -----------------
CUSIP NO. 0003821401           Amendment No. 5               Page 5 of 7 Pages
--------------------           to Schedule 13D               -----------------

     This amended statement relates to the shares of Common Stock, $0.001 par value ("Common Stock"), of Good Times Restaurants Inc., a Nevada corporation (the "Company"). Items 3 and 5 of a Statement on Schedule 13D previously filed by The Erie County Investment Co., an Ohio corporation ("Erie"), The Bailey Company, LLLP, a Colorado limited liability limited partnership ("Bailey"), and Mr. Paul T. Bailey, an individual ("Mr. Bailey"), are amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     No change except for the addition of the following:

     On June 25, 1999, Mr. Bailey acquired 15,000 of the Company's Series A Redeemable Common Stock Purchase Warrants and 18,000 of the Company's Series B Redeemable Common Stock Purchase Warrants (collectively, the "Warrants") in open market transactions, such Warrants being traded under the ticker symbols GTIMW and GTIMZ, respectively, for a purchase price of $.035 and $.03125, respectively, per Warrant. Each Warrant is exercisable for one share of Common Stock at an exercise price of $3.00 per share. On June 30, 1999, Mr. Bailey exercised the Warrants and received an aggregate of 33,000 shares of Common Stock (the "Public Warrant Stock"). The acquisition of the Warrants and the exercise thereof were funded out of Mr. Bailey's personal funds.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     No change except for restatement of (a) and (b) and the addition to (c) as follows:

     (a) Bailey beneficially owns 846,512 shares of Common Stock, which represent approximately 38.9% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of March 31, 1999 as reported by the Company in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999 and the issuance of the June Stock (as defined in Amendment No. 4 to this Statement on Schedule 13D ("Amendment No. 4")), the Warrant Stock (as defined in Amendment No. 4) and the Public Warrant Stock (collectively, the "Outstanding Shares")), 25,000 of which Bailey has the right to acquire upon exercise of a warrant. Erie and Mr. Bailey beneficially own 41,780 shares and 60,700 shares of Common Stock, respectively, which represent approximately 1.9% and 2.8%, respectively, of the Outstanding Shares. Erie and Mr. Bailey may be deemed to beneficially own the 846,512 shares of Common Stock beneficially owned by Bailey and Mr. Bailey may be deemed to beneficially own the 41,780 shares of Common Stock beneficially owned by Erie. Erie and Mr. Bailey disclaim beneficial ownership of any shares of Common Stock beneficially owned by Bailey and Mr. Bailey disclaims beneficial ownership of any shares of Common stock beneficially owned by Erie.

     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power

--------------------                                           -----------------
CUSIP No. 0003821401                                           Page 6 of 7 Pages
--------------------                                           -----------------

the 846,512 shares of Common stock beneficially owned by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over 14,680 shares of Common Stock beneficially owned by Erie and voting power over 27,100 shares of Common Stock sold by Erie to its employees. Mr. Bailey has sole voting and dispositive power over the 60,700 shares of Common Stock held by Mr. Bailey.

     (c) Other than (i) the purchases of the Warrants and the exercise thereof by Mr. Bailey as set forth in Item 3 above and incorporated herein by reference in its entirety and (ii) the transactions previously reported in Amendment No. 4, in the past 60 days, none of Bailey, Erie or Mr. Bailey has effected any transaction in the Common Stock.

--------------------                                 ---------------------------
CUSIP No. 0003821401                                      Page 7 of 7 Pages
--------------------                                 ---------------------------
                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         July 2, 1999
                        ____________________________________
                        (Date)

                        THE BAILEY COMPANY, LLLP, a Colorado limited liability limited partnership

                        By:  THE ERIE COUNTY INVESTMENT CO., an Ohio
                             corporation, its general partner

                        By:  /s/ William D. Whitehurst
                             ________________________________________
                             William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                          July 2, 1999
                         ________________________________________________
                         (Date)

                              THE ERIE COUNTY INVESTMENT CO., an Ohio
                              corporation

                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              William D. Whitehurst, Vice-President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                          July 2, 1999
                         ________________________________________________
                         (Date)


                         By:  /s/ William D. Whitehurst
                              ______________________________________
                              Paul T. Bailey
                              By: William D. Whitehurst
                                  By Power of Attorney